GENERAL MINERALS CORPORATION
Suite 880, 580 Hornby Street
Vancouver, BC V6C 3B6
Tel: (604) 684-0693 Fax: (604) 684-0642

RECEIVED
2007 JAN 10 A 9:2

07020234

SUPPL

January 4, 2007

Office of International Corporate Finance
Securities and Exchange Commission

450 Fifth Street, NW
Washington, DC 20549
USA

Mail Stop 3-2

Dear Sirs and Mesdames:

Re: General Minerals Corporation (the "Company")
File No: 82-34810; Rule 12g3-2(b)

The Company hereby encloses the following listed documents (Schedule "A"), which the Company has made public for the month of December, 2006, pursuant to the laws of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, for filing with the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

We trust that the information included in this package is complete, should you require further information or have any questions or comments please contact the undersigned.

Yours truly,

GENERAL MINERALS CORPORATION
Per:

William D. Filtness
Chief Financial Officer

PROCESSED
JAN 16 2007
THOMSON
FINANCIAL

WDF:mk
Enclosures

dlw 1/10

SCHEDULE "A"
GENERAL MINERALS CORPORATION
(the "Issuer")

1.	**News Releases**	
(a)	General Minerals Corporation Files Preliminary Prospectus on New Silver Company Spin-off: South American Silver Corp.	December 21, 2006
2.	**Other Material Documents**	
(a)	Material Change Report	December 28, 2006
3	**Filings with the Toronto Stock Exchange**	
(a)	All news releases referred to under Item 1	
(b)	All material documents referred to under Item 2	

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 06-19

General Minerals Corporation Files Preliminary Prospectus on New Silver Company Spin-off: South American Silver Corp.

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

December 21, 2006

General Minerals Corporation ("GMC" and "Company") announces that it is progressing with its plan to form a new silver-focused company that was announced in late August of this year (see GMC PR 06-15, Aug. 24, 2006).

On December 21, 2006, GMC's wholly owned subsidiary, South American Silver Corp. ("SASC"), filed a preliminary prospectus in connection with an initial public offering of its common shares in each of the Provinces of Ontario, British Columbia, Alberta, Saskatchewan, Manitoba and Nova Scotia. MGI Securities Inc. is acting as lead agent of the offering.

The exact number of common shares to be issued and the price per share will be set at a later date, following marketing of the offering in the new year, with closing anticipated to be in mid-February. GMC will not receive any proceeds from the common shares sold by SASC other than the reimbursement of its costs in forming and operating SASC since October 2006.

SASC's flagship property is the Malku Khota-silver property in Bolivia. Additionally, SASC holds the Laurani silver-gold property in Bolivia and the Escalones copper-gold property in Chile.

Ralph Fitch, President and CEO of SASC, commented that "We are very excited about this new venture and see this as a real opportunity to unlock the true value of our South American properties, especially Malku Khota, that holds the potential to be a significant silver discovery."

The funds raised through the IPO will be used to aggressively explore and advance the 100% controlled Malku Khota flagship silver property and to continue the exploration at Laurani. At Malku Khota the planned exploration includes a substantial program of drilling, tunneling and detailed metallurgical testing.

Escalones is currently joint ventured to Minera Aurex (Chile) Limitada ("Aurex"), the Chilean subsidiary of Phelps Dodge Corporation, and Aurex has applied for drilling permits with the intent of starting drilling during the current season.

Certain statements contained herein constitute "forward-looking statements". These forward-looking statements are based on current expectations. The nature, timing and extent of the exploration programs may materially change from current intentions for a number of reasons. Additionally, "forward looking statements" look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as "plans," "intends," "anticipates," "should," "estimates," "expects," "believes," "indicates," "targeting,"

"suggests," "potential" "interpretation" and similar expressions. These forward-looking statements, including statements regarding the Company's beliefs in the potential mineralization, are based on current expectations and entail various risks and uncertainties. Actual results may materially differ from expectations as more information regarding the property is gathered or if known and unknown risks or uncertainties affect our business, or if our estimates or assumptions prove inaccurate. The Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

For further information, please contact:
Richard Doran
Vice President, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: rdoran@generalminerals.com

RECEIVED

2007 JAN 10 A 9:29

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

GENERAL MINERALS CORPORATION

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. **Name and Address of Company**

General Minerals Corporation
580 Hornby Street
Suite 880
Vancouver, British Columbia
V6C 3B6

Item 2. **Date of Material Change**

December 21, 2006

Item 3. **News Release**

A press release was issued on December 21, 2006 through the facilities of CCNMatthews, a copy of which has been filed on SEDAR.

Item 4. **Summary of Material Change**

General Minerals Corporation ("GMC") is proceeding with its previously announced plan to form a new silver-focused company. On December 21, 2006, GMC's wholly owned subsidiary, South American Silver Corp. ("SASC"), filed a preliminary prospectus in connection with an initial public offering of its common shares in each of the Provinces of Ontario, British Columbia, Alberta, Saskatchewan, Manitoba and Nova Scotia. MGI Securities Inc. is acting as lead agent of the offering.

The exact number of common shares to be issued and the price per share will be set at a later date, following marketing of the offering in the new year, with closing anticipated to be in mid-February. GMC will not receive any proceeds from the common shares sold by SASC other than the reimbursement of its costs in forming and operating SASC since October 2006.

SASC's flagship property is the Malku Khota-silver property in Bolivia. Additionally, SASC holds the Laurani silver-gold property in Bolivia and the Escalones copper-gold property in Chile.

Item 5. **Full Description of Material Change**

See press release attached as Schedule "A".

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. <u>Omitted Information</u>

Not applicable.

Item 8. <u>Executive Officer</u>

Ralph G. Fitch
Chairman, President and Chief Executive Officer
(303) 584-9656

Item 8. <u>Date of Report</u>

December 28, 2006

GENERAL MINERALS CORPORATION

"Ralph G. Fitch"

Per: ______________________________
Ralph G. Fitch
Chairman, President and Chief Executive Officer

SCHEDULE "A"

General Minerals Corporation
TSX: GNM

December 21, 2006 – 14:00 ET

General Minerals Corporation Files Preliminary Prospectus on New Silver Company Spin-off: South American Silver Corp.

VANCOUVER, BRITISH COLUMBIA—(CCNMatthews – Dec. 21, 2006) - General Minerals Corporation ("GMC" and "Company") (TSX:GNM) announces that it is progressing with its plan to form a new silver-focused company that was announced in late August of this year (see GMC PR 06-15, Aug. 24, 2006).

On December 21, 2006, GMC's wholly owned subsidiary, South American Silver Corp. ("SASC"), filed a preliminary prospectus in connection with an initial public offering of its common shares in each of the Provinces of Ontario, British Columbia, Alberta, Saskatchewan, Manitoba and Nova Scotia. MGI Securities Inc. is acting as lead agent of the offering.

The exact number of common shares to be issued and the price per share will be set at a later date, following marketing of the offering in the new year, with closing anticipated to be in mid-February. GMC will not receive any proceeds from the common shares sold by SASC other than the reimbursement of its costs in forming and operating SASC since October 2006.

SASC's flagship property is the Malku Khota-silver property in Bolivia. Additionally, SASC holds the Laurani silver-gold property in Bolivia and the Escalones copper-gold property in Chile.

Ralph Fitch, President and CEO of SASC, commented that "We are very excited about this new venture and see this as a real opportunity to unlock the true value of our South American properties, especially Malku Khota, that holds the potential to be a significant silver discovery."

The funds raised through the IPO will be used to aggressively explore and advance the 100% controlled Malku Khota flagship silver property and to continue the exploration at Laurani. At Malku Khota the planned exploration includes a substantial program of drilling, tunneling and detailed metallurgical testing.

Escalones is currently joint ventured to Minera Aurex (Chile) Limitada ("Aurex"), the Chilean subsidiary of Phelps Dodge Corporation, and Aurex has applied for drilling permits with the intent of starting drilling during the current season.

Certain statements contained herein constitute "forward-looking statements". These forward-looking statements are based on current expectations. The nature, timing and extent of the exploration programs may materially change from current intentions for a number of reasons. Additionally, "forward looking statements" look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as "plans," "intends," "anticipates," "should," "estimates," "expects," "believes," "indicates," "targeting," "suggests," "potential" "interpretation" and similar expressions. These forward-looking statements, including statements

regarding the Company's beliefs in the potential mineralization, are based on current expectations and entail various risks and uncertainties. Actual results may materially differ from expectations as more information regarding the property is gathered or if known and unknown risks or uncertainties affect our business, or if our estimates or assumptions prove inaccurate. The Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

SEC 12g3-2(b): 82-34810

CONTACT INFORMATION
General Minerals Corporation
Richard Doran
Vice President, Investor Relations
(303) 584-0606
(303) 758-2063 (FAX)
E-mail: rdoran@generalminerals.com
Website: www.generalminerals.com

INDUSTRY:
Manufacturing & Production – Mining & Metals